September 23, 2005


Mail Stop 3561



Glenn A. Little, President, Chief Executive Officer
Leadpoint Consolidated Mines Company
211 West Wall Street
Midland, TX  79701-4556

Re:	Leadpoint Consolidated Mines Company
	Registration Statement on Form 10-SB
	File No. 0-51527
            Filed September 15, 2005

Dear Mr. Little:

	This is to advise you that we have reviewed only those portions of the above registration statement that relates to the disclosure type indicated in this letter and we have the following comments.

Registration of Shares is Required, Page 9
1. State in this section, and other related sections of the registration statement, that the Company will make provisions for the
1933 Act registration of blank check securities that cannot be resold under Rule 144, but must be registered under the Securities Act of 1933.

Recent Shell Companies - Page 16-17
2. Please amend the table on page 17 to include in column format, the
Commission file number, the filing date, and, the filing status for each company presented.







Financial Statements
3. Please revise your filing to include the updated financial statements required by Form 10-SB, Part F/S and Item 310 of Regulation S-B. You are advised that the registration statement will become effective through operation of law 60 days after filing, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

No further review of your filing will be made at this time. You are requested to file an amendment on Form 10SB12G/A to include the necessary information within fifteen business days, or inform the staff prior to that time when the amendment will be made.

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





*******
	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. Note that the NASD Bulletin Board will not accept your listing until we have cleared all comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the
Division would be required to consider what recommendation, if any, it should make to the Commission.

	Please contact the undersigned at (202) 551-3790 or Goldie B. Walker, Financial Analyst, at (202) 551-3234 with any other questions.

					Sincerely,



					Michael E. Karney
   					Branch Chief (Legal)
					Office of Emerging Growth Companies
					Division of Corporation Finance


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Glenn A. Little, President, Chief Executive Officer
Leadpoint Consolidated Mines Company
September 23, 2005
Page 3